Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Prospectus Supplement dated May 13, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 May 17, 2013

Zions Bancorporation

300,893 Shares of

Series I Fixed/Floating-Rate Non-Cumulative Perpetual Preferred Stock

Summary of Terms for Issuance

Issuer:	Zions Bancorporation (the “Company”)

Securities Offered:	Shares of Series I Fixed/Floating-Rate Non-Cumulative Perpetual Preferred Stock (the “Series I Preferred Shares”)

Size:	$300,893,000

Number of Series I Preferred Shares issued:[1]	300,893

Public offering price per Series I Preferred Share:	$1,000

Ratings:	BB / B / B (low) / BB (S&P / Fitch /DBRS / KBRA)

Proceeds, before expenses, to the issuer:	$295,575,675

Underwriting Commissions:[2]	$5,317,325

Dividend (Non-Cumulative):	When, as, and if declared by the Company’s board of directors or a duly authorized committee thereof, dividends on the Series I Preferred Shares will be payable at a rate of 5.80% per annum from and including May 21, 2013 to, but excluding, June 15, 2023, and from and including June 15, 2023, at an annual floating rate equal to three-month LIBOR plus a spread of 3.80%.

Dividend Payment Dates:	Semi-annually in arrears on June 15 and December 15, beginning on December 15, 2013 and ending on June 15, 2023, and quarterly in arrears on March 15, June 15, September 15 and December 15 beginning on September 15, 2023.

Redemption:	The Series I Preferred Shares may be redeemed at the Company’s option, in whole, or in part, on and after June 15, 2023 at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series I Preferred Shares may be redeemed at the Company’s option, in whole, but not in part, prior to June 15, 2023,

[1]	Of the 300,893 Series I Preferred Shares to be sold in the offering, 250,000 Series I Preferred Shares ($250,000,000 aggregate liquidation preference) were sold pursuant to the auction, and 50,893 Series I Preferred Shares ($50,893,000 aggregate liquidation preference) were sold outside of the auction.

[2]	Reflects 220,500 Series I Preferred Shares sold to institutional investors, for which the underwriters received an underwriting discount of $15 per share, and 80,393 Series I Preferred Shares sold to retail investors, for which the underwriters received an underwriting discount of $25 per share.

upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series I Preferred Shares will not have the right to require the redemption or repurchase of the Series I Preferred Shares.

Trade Date:	May 16, 2013

Settlement Date:	May 21, 2013 (T+3)

Liquidation Preference/Listing:	$1,000 per Series I Preferred Share; Series I Preferred Shares will not be listed on any national securities exchange

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Keefe, Bruyette &Woods, Inc.
Macquarie Capital (USA) Inc.
Zions Direct, Inc.

CUSIP/ISIN:	989701 BD8 / US989701BD83

Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the preliminary prospectus supplement dated May 13, 2013, and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request these documents by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Keefe, Bruyette & Woods, Inc. toll free at 1-800-966-1559, Macquarie Capital (USA) Inc. toll-free at 1-888-268-3967 or by visiting Zions Direct’s auction website at www.zionsdirect.com. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.